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                                Exhibit 1.(5)(e)

                Form of Supplementary Term Rider for Survivorship
                       Variable Adjustable Life Insurance


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                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                                      RIDER

                            SUPPLEMENTARY TERM (STR)

1. WHAT IS THE BENEFIT FOR THIS RIDER? We will pay the Term Insurance Benefit to the beneficiary promptly when we have proof that both Insureds died while this rider was in effect.

         On the issue date of the policy, the Term Insurance Benefit is the amount you specified in the application. The initial Term Insurance Benefit is shown on the Policy Data Page. The initial Term Insurance Benefit when added to the initial face amount of the base policy equals the initial Target Face Amount, which is also shown on the Policy Data page.

         On each subsequent Monthly Deduction Day, the Term Insurance Benefit for this rider will equal the Target Face Amount less the life insurance benefit under the policy in effect at that time.

2. WHAT ARE THE RESTRICTIONS ON THE POLICY'S LIFE INSURANCE BENEFIT OPTION? In order for this rider to be issued, Life Insurance Benefit Option 1 must be in effect under the policy. The Life Insurance Benefit Option may not be changed, even after this rider ends or is terminated.

3. DOES THE AMOUNT OF INSURANCE UNDER THIS RIDER CHANGE? It may happen that the life insurance benefit under the policy increases in accordance with Section 1.3 of the policy. In this case, the Term Insurance Benefit will automatically decrease by the same amount on the Monthly Deduction Day which is on or next follows the date of the increase. If, instead, the policy's life insurance benefit decreases in accordance with Section 1.3 of the policy, the Term Insurance Benefit will automatically increase by the same amount on the Monthly Deduction Day which is on or next follows the date of the decrease. These changes to the Term Insurance Benefit will be made in order to maintain a level Target Face Amount.

         If the policy's life insurance benefit changes for any reason other than as stated in Section 1.3 of the policy, the Term Insurance Benefit of this rider will not be changed. Instead, a corresponding increase or decrease resulting from the change in the policy's life insurance benefit, will be made to the Target Face Amount.

         You can also request an increase or decrease in the Term Insurance Benefit under this rider at any time. In this case, a corresponding change will be made to the Target Face Amount.

         Any requested decrease to the Target Face Amount will first be taken from the Term Insurance Benefit and then, if necessary, the policy's life insurance benefit, unless indicated otherwise in your request.

         Both Insureds must be alive in order to increase the Target Face Amount. Evidence of insurability, satisfactory to us, must be furnished any time there is an increase in the Target Face Amount.

4. DOES THIS RIDER CONTINUE IF THE TERM INSURANCE BENEFIT EQUALS ZERO? If, on a Monthly Deduction Day, the life insurance benefit under the policy equals or exceeds the Target Face Amount, the Term Insurance Benefit will be reduced to zero, but the rider will remain in force. If the policy's life insurance benefit subsequently drops below the Target Face Amount, the Term Insurance Benefit will again equal the difference between the Target Face Amount and the policy's life insurance benefit.

5. WHAT IS THE COST OF INSURANCE FOR THIS RIDER? The monthly cost of insurance for this rider will be deducted from the policy cash value, on each Monthly Deduction Day. The cost of insurance will be based on the Term Insurance Benefit as determined on each Monthly Deduction Day and the cost of insurance rate in effect at that time. The cost of insurance rates will be based upon the duration of the policy and each Insured's current underwriting class. See Section 3.2 of the policy for further information. The cost of insurance rates for this rider will be set by us, in advance, at least once each year. Any change in these rates will be made on a uniform basis for all Insureds in the same class. The cost of insurance rates are guaranteed to never exceed the rates shown in the Table of Maximum Cost of Insurance Rates for this rider which is included among the Policy Data pages.

                                     (OVER)

797-240


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                            SUPPLEMENTARY TERM (STR)
                                   (CONTINUED)

6. MAY THE TERM INSURANCE UNDER THIS RIDER BE CONVERTED? You can have all or part of the Term Insurance Benefit under this rider used to increase the face amount of the policy to which this rider is attached. This type of change is called a conversion. A new set of surrender charges will apply to the increased policy face amount. No evidence of insurability will be required for a conversion. In addition, no change will be made to the Target Face Amount. The rider must be in effect on the date of the conversion. The conversion takes effect on the Monthly Deduction Day which is on or next follows the date we receive your written request for the conversion. Any term insurance which is converted ends when the conversion takes effect.

7. WHEN MAY THE TERM INSURANCE BE CONVERTED? While at least one Insured is alive, the term insurance provided under this rider can be converted to the base policy as of any Monthly Deduction Day. The final date you can request a conversion is the policy anniversary on which the older Insured is or would have been age 90.

8. ARE THERE AMOUNT LIMITATIONS ON THE TARGET FACE AMOUNT, THE POLICY LIFE INSURANCE BENEFIT AND THE TERM INSURANCE BENEFIT? The following amount limitations apply under this rider. These limits do not apply to changes in the policy's life insurance benefit made in accordance with
         Section 1.3 of the policy or the resulting changes made to the Term Insurance Benefit.

         (a) The Target Face Amount cannot be decreased to an amount below $1,000,000, unless the decrease is due to a partial withdrawal under the policy.

         (b) The policy's life insurance benefit cannot be decreased to an amount below $200,000, unless the decrease is due to a partial withdrawal under the policy.

         (c) The Term Insurance Benefit cannot exceed 4 times the policy's life insurance benefit. No increase in the Term Insurance Benefit will be permitted that would violate this limit. If a change is made which would reduce the policy's life insurance benefit in violation of this limit, the amount of term insurance which exceeds 4 times the policy's new life insurance benefit will be converted to the base policy.

         If you request a change which would cause the limitations stated in (a) or (b) to be violated (except due to a partial withdrawal), you will be notified. If you still wish to have the change made, the term insurance under this rider must be fully converted or this rider must be terminated.

9. DOES THIS RIDER HAVE CASH OR LOAN VALUE? The term insurance provided by this rider does not have cash or loan values.

10. IS THIS RIDER PART OF THE CONTRACT? This rider, when paid for, is made part of the policy, based on the application for the rider.

11. MAY WE CONTEST THIS RIDER? We will not contest this rider after it has been in force during the lifetime of each Insured for 2 years from the date of issue of this rider. The right to contest beyond this 2 year period is limited to only the Insured(s) who died during such period. The rider is incontestable with respect to the Insured(s) who survived the 2 year period.

         We will not contest the amount of any increase in the Term Insurance Benefit after this additional insurance has been in force during the lifetime of each Insured for 2 years from the effective date of the increase. The right to contest beyond this 2 year period is limited to only the Insured(s) who died during such period. The additional insurance is incontestable with respect to the Insured(s) who survived the 2 year period.

         However, if the increase in the Term Insurance Benefit is the result of a corresponding decrease in the life insurance benefit of the base policy, no new contestable period will apply to this insurance.




97240-2


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                            SUPPLEMENTARY TERM (STR)
                                   (CONTINUED)


12. DOES THIS INSURANCE COVER SUICIDE OF THE INSUREDS? In the event of the suicide of the first of the Insureds to die, within 2 years of the date of issue of this rider, the rider will continue in force on the surviving Insured.

         Suicide of both Insureds at the same time, or the surviving Insured, while sane or insane, within 2 years of the date of issue of this rider, is not covered by this rider. In that event, any monthly costs which were deducted for this rider will be part of any amount payable because of the Insured's death.

         For any increase in the Term Insurance Benefit under this rider, the 2 year suicide exclusion period will be measured from the effective date of the increase.

         However, if the increase in the Term Insurance Benefit is the result of a corresponding decrease in the life insurance benefit of the base policy, no new suicide exclusion period will apply to this insurance.

13. WHAT IS THIS RIDER'S DATE OF ISSUE? When this rider is issued at the same time as the policy, the rider and the policy have the same date of issue.

         When this rider is added to a policy which is already in effect, we also put in an add-on rider. The Term Insurance Benefit, the Target Face Amount and the date of issue are also shown in the add-on rider.

14. WHEN DOES THIS RIDER END? You may cancel this rider by sending us your signed notice. This rider will end on the Monthly Deduction Day which is on or next follows the date we receive your request. This rider ends on the policy anniversary on which the younger Insured is or would have been age 100, or if the rider is fully converted. This rider also ends if the policy ends or is surrendered.


                                                     NEW YORK LIFE INSURANCE AND
                                                             ANNUITY CORPORATION

/s/George J. Trapp                         /s/Frederick J. Sievert
------------------                         -----------------------
Secretary                                  President

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